SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                           ----------------------


                                SCHEDULE 13D
                               (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                        PINNACLE ENTERTAINMENT, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.10 PER SHARE
-------------------------------------------------------------------------------

                       (Title of Class of Securities)

                                723456 10 9
-------------------------------------------------------------------------------

                               (CUSIP Number)

                           JONATHAN H. GRUNZWEIG
                          C/O COLONY CAPITAL, INC.
                    1999 AVENUE OF THE STARS, SUITE 1200
                       LOS ANGELES, CALIFORNIA 90067
                               (310) 282-8800
-------------------------------------------------------------------------------

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           NICK P. SAGGESE, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                     300 SOUTH GRAND AVENUE, SUITE 3400
                     LOS ANGELES, CALIFORNIA 90071-3144
                               (213) 687-5000

                               APRIL 17, 2000
-------------------------------------------------------------------------------

          (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

                       (Continued on following pages)




   1     NAME OF REPORTING PERSON
         HARVEYS CASINO RESORTS

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a) | |
                                                                       (b) |X|
   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                     | |

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         NEVADA

     NUMBER OF      7        SOLE VOTING POWER
      SHARES                 -0-
    BENEFICIALLY
       OWNED        8        SHARED VOTING POWER
      BY EACH                3,000,265 (See Item 5)
     REPORTING
      PERSON        9        SOLE DISPOSITIVE POWER
       WITH                  -0-

                    10       SHARED DISPOSITIVE POWER
                             -0-

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         3,000,265 (See Item 5)

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           | |

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.4% (See Item 5)

   14    TYPE OF REPORTING PERSON
         CO




   1     NAME OF REPORTING PERSON
         COLONY HCR VOTECO, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a) | |
                                                                       (b) |X|
   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                    |X|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

     NUMBER OF      7          SOLE VOTING POWER
      SHARES                   -0-
    BENEFICIALLY
       OWNED        8          SHARED VOTING POWER
      BY EACH                  3,000,265 (See Item 5)
     REPORTING
      PERSON        9          SOLE DISPOSITIVE POWER
       WITH                    -0-

                    10         SHARED DISPOSITIVE POWER
                               -0-

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         3,000,265 (See Item 5)

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           | |

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.4% (See Item 5)

   14    TYPE OF REPORTING PERSON
         OO




   1     NAME OF REPORTING PERSON
         THOMAS J. BARRACK, JR.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a) | |
                                                                       (b) |X|
   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)
                                                           o
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

     NUMBER OF      7          SOLE VOTING POWER
      SHARES                   -0-
    BENEFICIALLY
       OWNED        8          SHARED VOTING POWER
      BY EACH                  3,000,265 (See Item 5)
     REPORTING
      PERSON        9          SOLE DISPOSITIVE POWER
       WITH                    -0-

                    10         SHARED DISPOSITIVE POWER
                               -0-

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         3,000,265 (See Item 5)

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           | |

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.4% (See Item 5)

   14    TYPE OF REPORTING PERSON
         IN




   1     NAME OF REPORTING PERSON
         KELVIN L. DAVIS

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a) | |
                                                                       (b) |X|
   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                     | |

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

     NUMBER OF      7          SOLE VOTING POWER
      SHARES                   -0-
    BENEFICIALLY
       OWNED        8          SHARED VOTING POWER
      BY EACH                  3,000,265 (See Item 5)
     REPORTING
      PERSON        9          SOLE DISPOSITIVE POWER
       WITH                    -0-

                    10         SHARED DISPOSITIVE POWER
                               -0-

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         3,000,265 (See Item 5)

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           | |

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.4% (See Item 5)

   14    TYPE OF REPORTING PERSON
         IN




ITEM 1. SECURITY AND ISSUER.

               The title of the class of equity securities to which this statement on Schedule 13D (this "Schedule 13D") relates is the common stock, par value $.10 per share (the "Pinnacle Common Stock"), of Pinnacle Entertainment, Inc., a Delaware corporation ("Pinnacle"). The principal executive offices of Pinnacle are located at 330 North Brand Boulevard, Suite 1100, Glendale, California 91203.

ITEM 2. IDENTITY AND BACKGROUND.

               (a) This Schedule 13D is being filed by Harveys Casino Resorts ("Harveys"), Colony HCR Voteco, LLC ("Voteco"), Thomas J. Barrack, Jr. ("Mr. Barrack") and Kelvin L. Davis ("Mr. Davis" and, collectively with Harveys, Voteco and Mr. Barrack, the "Reporting Persons"). Neither the present filing nor anything contained herein shall be construed as an admission that any two or more of Harveys, Voteco, Mr. Barrack or Mr. Davis constitute a "person" or "group" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

               (b), (c), (f) Harveys is a Nevada corporation engaged in the gaming industry. Through its wholly-owned subsidiaries, Harveys owns and operates gaming establishments in Nevada, Iowa and Colorado. The address of the principal business and principal office of Harveys is Highway 50 and Stateline Avenue, P.O. Box 128, Lake Tahoe, Nevada 89449. With respect to each executive officer and director of Harveys, such person's name, citizenship, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on
Schedule I hereto and are incorporated by reference herein.

               Voteco, a Delaware limited liability company, is the beneficial owner of 97% of the Class A Common Stock and voting power of Harveys. Voteco's principal business is its investment in the Class A Common Stock of Harveys. The address of the principal business and principal office of Voteco is 1999 Avenue of the Stars, Suite 1200, Los Angeles, California 90067.

               Mr. Barrack's principal occupation is Chairman and Chief Executive Officer of Colony Capital, Inc. and Colony Advisors, Inc. Mr. Barrack also is a Manager of, and holder of a minority membership interest in, Voteco. Mr. Barrack is a citizen of the United States of America. The business address of Mr. Barrack is 1999 Avenue of the Stars, Suite 1200, Los Angeles, California 90067.

               Mr. Davis' principal occupation is serving as a partner of Texas Pacific Group. Mr. Davis also is a Manager of, and holds a majority membership interest in, Voteco. Mr. Davis is a citizen of the United States of America. The business address of Mr. Davis is 1999 Avenue of the Stars, Suite 1200, Los Angeles, California 90067.

               (d), (e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the individuals named on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               On April 17, 2000, PH Casino Resorts, Inc., a Delaware corporation and direct wholly owned subsidiary of Harveys ("PHCR"), Pinnacle Acquisition Corporation, a Delaware corporation and direct wholly owned subsidiary of PHCR ("Pinnacle Acq Corp"), and Pinnacle entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which PHCR will acquire by merger (the "Merger") all of the outstanding shares of capital stock of Pinnacle. Concurrently with the execution and delivery of the Merger Agreement, PHCR and the stockholders of Pinnacle named on
Schedule II hereto (the "Stockholders") entered into a Voting and Contribution Agreement (the "Voting Agreement"). Based on information provided by the Stockholders, the Stockholders (i) own beneficially and of record and have power to vote and dispose of the number of shares of Pinnacle Common Stock set forth opposite their respective names on Schedule II hereto under the caption "Shares Owned" (such shares of Pinnacle Common Stock owned by the Stockholders or otherwise received after the date hereof being the "Shares") and (ii) have the right to acquire, pursuant to employee stock options owned by such Stockholders, the number of shares of Pinnacle Common Stock set forth opposite their respective names on Schedule II hereto under the caption "Options Owned" (the "Options"). An aggregate of 722,239 Options are exercisable by Stockholders within 60 days of the date of this Schedule 13D.

               Each Stockholder agreed in the Voting Agreement to cause its Shares to be present for quorum purposes and agreed to vote (or to cause to be voted) its Shares in favor of the Merger, the Merger Agreement and each of the transactions contemplated thereby and any actions required in furtherance thereof. In addition, pursuant to the Voting Agreement, each Stockholder granted to PHCR an irrevocable proxy coupled with an interest to vote all of the Shares beneficially owned by such Stockholder in favor of the Merger, the Merger Agreement and each of the transactions contemplated by the Merger Agreement and by the Voting Agreement and any actions required in furtherance thereof.

               Each Stockholder also agreed in the Voting Agreement to vote (or to cause to be voted) its Shares against (i) any Takeover Proposal (as defined in the Merger Agreement) and (ii) any amendment of Pinnacle's Certificate of Incorporation or Bylaws or other proposal or transaction involving Pinnacle or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, interfere with, materially delay, frustrate, prevent or nullify or result in a breach of any covenant, representation or warranty or any other obligation or agreement of Pinnacle or any Stockholder under or with respect to, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or the Voting Agreement.

               In addition, each of the Stockholders agreed in the Voting Agreement (i) to contribute, immediately prior to the effective time of the Merger, a certain number of such Stockholder's Shares to PHCR in exchange for a certain number and class of shares of PHCR's common stock and/or (ii) to exchange a certain number of such Stockholder's Options for options to purchase a certain number and class of shares of PHCR's common stock, in each case on the terms and subject to the conditions set forth in the Voting Agreement.

               In order to mitigate a tax disadvantage of the transaction structure which is unique to Mr. Hubbard, the Voting Agreement provides that immediately prior to the effective time of the Pinnacle Merger, Mr. Hubbard will sell to Pinnacle and Pinnacle will purchase from Mr. Hubbard, the Shares that are not being contributed by Mr. Hubbard to PHCR as described in the immediately preceding paragraph for a price per share equal to the per share merger consideration that would be payable at the effective time of the Pinnacle Merger with respect to such non-contributed Shares.

               The Voting Agreement also includes a no-solicitation provision pursuant to which each of the Stockholders has agreed that it shall not, nor shall it authorize or permit any affiliate, agent, partner or employee of, or any investment banker, attorney or other advisor or representative of, such Stockholder to, directly or indirectly, (i) solicit or initiate, or encourage any inquiries regarding or the submission of, any Takeover Proposal (including without limitation any proposal or offer to Pinnacle's stockholders) or (ii) participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal, in each case subject to the certain exceptions set forth in the Voting Agreement.

               Each Stockholder also agreed in the Voting Agreement not to (including by way of any gift, sale, pledge or other disposition, including without limitation in connection with foreclosures by lenders secured by pledges of Shares or Options) (1) transfer, sell or pledge, encumber, assign or otherwise dispose of, or consent to the transfer or pledge of, any or all of the Shares or Options owned by it or of any interest therein,
(2) enter into any contract, option or other agreement or understanding with respect to any such transfer of any such Shares or Options, or any interest therein or result in the imposition of any lien, (3) grant any proxy, power-of-attorney or other authorization in or with respect to any such Shares or Options, (4) deposit any such Shares or Options into a voting trust or enter into a voting agreement or arrangement with respect to any such Shares or Options or (5) take any action that would in any way restrict, limit or interfere or in any way be inconsistent with the performance of its obligations hereunder or the transactions contemplated by the Merger Agreement or by the Voting Agreement.

               The Voting Agreement terminates (i) if the closing of the Merger has occurred, (ii) if the Merger has been consummated in accordance with the terms of the Merger Agreement or (iii) if the Merger Agreement has been terminated in accordance with Article IX thereof.

               The response to this Item 3 is qualified in its entirety by reference to the Merger Agreement and to the Voting Agreement, each of which is filed as an exhibit hereto and each of which is incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION.

               The purpose of the Voting Agreement was to induce PHCR to enter into the Merger Agreement and to effect the Merger.

               (a)-(c), (e)-(g) Pursuant to the Merger Agreement, Pinnacle Acq Corp will be merged with and into Pinnacle, with Pinnacle surviving as a wholly owned subsidiary of PHCR. Upon the closing of the Merger, PHCR will acquire ownership of all of the outstanding shares of Pinnacle Common Stock.

               (d) At the effective time of the Merger, the directors and executive officers of Pinnacle Acq Corp immediately prior to such effective time will become the directors and executive officers of Pinnacle.

               (h)-(i) Following the closing of the Merger, the Pinnacle Common Stock will be delisted from the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

               (j)  Not applicable.

               The response to this Item 4 is qualified in its entirety by reference to the Merger Agreement and to the Voting Agreement, each of which is filed as an exhibit hereto and each of which is incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               (a)-(b) A total of 3,000,265 Shares, representing in the aggregate approximately 11.4% of the outstanding shares of Pinnacle Common Stock, are subject to the Voting Agreement. As a result of PHCR's execution and delivery of the Voting Agreement, each of the Reporting Persons may be deemed to have the shared power to vote or to direct the vote of the Shares, and therefore may be deemed to beneficially own the Shares for purposes of
Section 13(d) of the Exchange Act. Each of the Reporting Persons disclaims beneficial ownership of all of the Shares. Neither the filing of this
Schedule 13D nor anything contained herein shall be construed as an admission that any of the Reporting Persons together with any of the Stockholders constitute a "person" or "group" for any purpose other than what they may be deemed to constitute under Section 13(d) of the Exchange Act.

               In addition to the 3,000,265 Shares subject to the Voting Agreement, an aggregate of 722,239 Options are exercisable by the Stockholders within 60 days of the date of this Schedule 13D (the "Exercisable Options"). See Schedule II hereto. The number of Exercisable Options is based on information set forth in the Schedule 13D, dated April 17, 2000, filed by the Stockholders with the Securities and Exchange Commission. Taking into account beneficial ownership of the shares of Pinnacle Common Stock underlying the Exercisable Options, the Stockholders may be deemed to beneficially own an aggregate of 3,722,504 shares of Pinnacle Common Stock, representing in the aggregate approximately 13.8% of the outstanding shares of Pinnacle Common Stock.

               All percentages of Pinnacle Common Stock set forth in this
Schedule 13D are based upon 26,271,678 shares of Pinnacle Common Stock outstanding, the number reported to be outstanding on March 24, 2000, as disclosed in Pinnacle's Form 10-K filed with the Securities and Exchange Commission.

               (c) As described in Items 3, 4 and 6 of this Schedule 13D, on April 17, 2000, PHCR and Pinnacle Acq Corp entered into the Merger Agreement with Pinnacle and PHCR entered into the Voting Agreement and the MOU (as defined below) with the Stockholders.

               (d) Other than with respect to the shared power to vote or to direct the vote of the Shares, which power is described in the response to
Item 5(a)-(b) above and arises as a result of the execution and delivery of the Voting Agreement by PHCR, none of the Reporting Persons possesses any powers, rights or privileges with respect to the Shares. All other powers, rights and privileges with respect to the Shares (including, without limitation, the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Shares) remain with the Stockholders.

               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               The responses to Items 3 and 4 of this Schedule 13D are incorporated in this Item 6 by reference.

               On April 17, 2000, in connection with PHCR's execution of the Merger Agreement, PHCR and the Stockholders entered into a Memorandum of Understanding (the "MOU"), which sets forth the principal terms of employment of such Stockholders immediately following the consummation of the Merger and certain rights granted to such Stockholders with respect to shares of common stock of PHCR.

               Except for the Merger Agreement, the Voting Agreement and the MOU, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Pinnacle, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

               The response to this Item 6 is qualified in its entirety by reference to the Merger Agreement, the Voting Agreement and the MOU, each of which is filed as an exhibit hereto and each of which is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement and Plan of Merger, dated as of April 17, 2000, among PH Casino Resorts, Inc., Pinnacle Acquisition Corporation and Pinnacle Entertainment, Inc.

Exhibit 2             Voting and Contribution Agreement, dated as of
                      April 17, 2000, by and among PH Casino Resorts, Inc. and the Stockholders signatory thereto.

Exhibit 3 Memorandum of Understanding, dated as of April 17, 2000, by and among PH Casino Resorts, Inc. and the individuals listed on the signature pages thereto.

Exhibit 4             Joint Filing Agreement.




                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    HARVEYS CASINO RESORTS


Date:  April 27, 2000               By:    /s/ Thomas J. Barrack, Jr.
                                           --------------------------
                                           Thomas J. Barrack, Jr.
                                           Chairman of the Board of Directors
                                              and Assistant Secretary




                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            COLONY HCR VOTECO, LLC


Date:  April 27, 2000                       By:    /s/ Kelvin L. Davis
                                                   -------------------
                                                   Kelvin L. Davis
                                                   Member




                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  April 27, 2000                              /s/ Thomas J. Barrack, Jr.
                                                   --------------------------
                                                   THOMAS J. BARRACK, JR.




                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  April 27, 2000                              /s/ Kelvin L. Davis
                                                   -------------------
                                                   KELVIN L. DAVIS




                                 SCHEDULE I

        The name and present principal occupation or employment of each executive officer and director of Harveys is set forth below. The business address of each of the persons listed below, other than Messrs. Barrack and Davis whose business addresses are set forth in the response to Item 2 of this Schedule 13D, is Highway 50 and Stateline Avenue, P.O. Box 128, Lake Tahoe, Nevada 89449. Each of the persons listed below is a citizen of the United States of America.


NAME                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
----                          ------------------------------------------

Thomas J. Barrack, Jr.......  Chairman of the Board of Directors and Assistant Secretary

Charles W. Scharer..........  President and Chief Executive Officer; Director

John J. McLaughlin..........  Senior Vice President, Chief Financial Officer, Secretary and
                              Treasurer

Gary D. Armentrout..........  Senior Vice President--Business Development and Government
                              Relations

James J. Rafferty...........  Senior Vice President--Corporate Marketing

Edward B. Barraco...........  Senior Vice President and General Manager--Harveys Wagon Wheel

Verne H. Welch, Jr..........  Senior Vice President and General Manager--Harveys Casino Hotel

John R. Bellotti............  Corporate Vice President of Human Resources

Kelvin L. Davis.............  Director




                                    SCHEDULE II

        Set forth below are the names of the Stockholders and the number of Shares and Options owned by each, based on information provided by such Stockholders.


                                                                          OPTIONS OWNED
                                                                   THAT ARE EXERCISABLE WITHIN
NAME                         SHARES OWNED       OPTIONS OWNED      60 DAYS OF THE DATE HEREOF 1
----                         ------------       -------------      ----------------------------

R.D. Hubbard                    2,619,850             282,000                         182,997

G. Michael Finnigan                25,415             135,000                          88,331

Paul Alanis                       300,000             400,000                         200,000

Loren Ostrow                       50,000             125,000                          62,500

J. Michael Allen                        0             200,000                         100,000

Cliff Kortman                           0              92,500                          46,250

Bruce Hinckley                      5,000              25,000                          13,334

Richard Delaney                         0              10,000                               0

Chris Plant                             0              18,300                          13,299

Robert Callaway                         0              24,663                          20,528

TOTAL                           3,000,265           1,312,463                         727,299








-------------------
1 Based on information set forth in the Schedule 13D, dated April 17, 2000, filed by the Stockholders with the Securities and Exchange Commission.


                               EXHIBIT INDEX

                                                                      Page No.
                                                                      --------


Exhibit 1      Agreement and Plan of Merger, dated as of April
               17, 2000, among PH Casino Resorts, Inc., Pinnacle
               Acquisition Corporation and Pinnacle
               Entertainment, Inc.

Exhibit 2      Voting and Contribution Agreement, dated as of
               April 17, 2000, by and19 among PH Casino Resorts,
               Inc. and the Stockholders signatory thereto.

Exhibit 3      Memorandum of Understanding, dated as of April 17,
               2000, by and among PH Casino Resorts, Inc. and the individuals listed on the signature pages thereto.

Exhibit 4      Joint Filing Agreement.